Sub-Item 77C: Submission of matters to a vote of security holders - SkyBridge Dividend Value Fund

A Special Meeting of Shareholders (the "Meeting") of the
SkyBridge Dividend Value Fund (the "Fund") was held on June 15,
2017 for the following purposes:

To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and SkyBridge Capital II, LLC ("SkyBridge") ("Advisory Agreement").
All Fund shareholders of record at the close of business on April 24, 2017 were entitled to attend or submit proxies. As of the record date, the Fund had 39,811,864 shares outstanding. At the meeting, shareholders approved the Advisory Agreement. The results of the voting for the proposal were as follows:


Approval of Advisory Agreement:

For Votes      Against Votes    Abstained Votes   Broker Non-Votes
15,533,154       643,697        327,965            3,681,398